

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

Mr. Fernando Londe
President
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

> **Re:** **Digagogo Ventures Corp.**
> **Form 8-K/A**
> **Filed April 20, 2011**
> **File No. 3-166494**

Dear Mr. Londe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why management has determined that your current level of operations mean that you are no longer a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. Your response should include a detailed explanation of your current operations.

2. Please remove your reference to the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbor provided does not apply to your forward-looking statements because you are an issuer of penny stock.

3. Please note that your commission file number is 333-166494.

Overview, page 4

4. We note your statement on page four that you have "begun developing a sales and

distribution network." Please revise your disclosure to clearly describe the status of your product development and provide specific information about the anticipated timeframe for conducting your business. Explain whether the products on your website (DogoNet and DogoPay) are fully developed and available for purchase by consumers. Such disclosure should address what type of proprietary interest you have in these products and technologies.

5. Revise your disclosure to clearly outline each of the ways in which you anticipate earning revenue. Your disclosure should address the following products and services, as well as any other anticipated sources of revenue: (i) licenses issued to investors in your "structured regionalized license program;" (ii) distribution fees charged to manufacturers, suppliers and distributors who move products and services through your network; (iii) product placement fees charged to manufacturers, suppliers and distributors; (iv) subscription fees from individuals using household portals; and (v) distribution of information regarding local consumer demands and needs to your "alliance business members."

6. Please provide further disclosure to support your statement that the company's online household portals will enable individuals to buy and sell items within a local community and that they will harness "the power of local group buying and instantaneous knowledge of demand and supply." Your current disclosure does not appear to adequately explain how your products will do all of these things.

7. Expand your disclosure to address how you intend to maintain the security of your programs and networks.

Our Mission, page 4

8. We note that you have "engaged" direct sales organizations. Please clarify the nature of these relationships and explain how they will allow individuals to "do real-time selling and buying."

9. Please explain your references to the "hierarchical structure and representation" associated with your platform.

Our Brand, page 4

10. Please explain how you have used and intend to continue to use your brand, DogoNet.

11. Please disclose in more detail how an online portal owned by a household is different than email and login identities.

Our Products, page 5

12. Please expand your description of the virtual storefront created by your household portal and clearly explain how it will enable individuals to earn commissions "or other rewards" and how it will "facilitate earning opportunities." Specify the types of "other rewards" and "earning opportunities" you are referencing.

13. We note that the use of household portals creates "an active knowledge base regarding local demand and supply," which you intend to provide to local businesses. We also note your intent to share information derived from the digital household network to your "alliance business members." Please specify the nature of the information that you intend to share with businesses and address any potential privacy concerns with your use of the information. Clarify the extent to which individuals who create online portals will be informed of the use and disclosure of their data. Include a risk factor addressing the potential privacy risks associated with your use of this information.

Business Model, page 5

14. Please clearly explain here and in the "Potential customers" section on page nine, the nature of the manufacturers, suppliers and distributors from whom you will charge a distribution fee. Specify what benefit(s) these parties will receive in exchange for such fees. Your disclosure should include examples of the types of products and services you anticipate these customers will be distributing through your network.

15. Provide more specificity regarding the nature of the licenses you will be selling to investors pursuant to your regionalized license program and explain the rights such licensees will have to your technologies. Describe how this program will create a "General Partner-Limited Partner" relationship. Your revised disclosure should address the economics of these licenses.

16. We note your disclosure on page 12 that you are pursuing partnership and joint ventures with other technology companies. Please explain the nature of these relationships and specify the role they will play in your business plan.

Potential Market and Market Penetration, page 6

17. Please provide us with support for the industry and market data disclosed in the third bullet point and in the last paragraph of this section and tell us whether the cited reports are publicly available.

Marketing Strategy, page 7

18. Please provide more information about how you intend to market and sell your products given your limited number of employees.

Technical Infrastructure and Support Team, page 7

19. We note that your system will be internally "designed, architected and managed." Please disclose your anticipated timing for completing the design and architecture of this system and indicate whether you have employees or contractors who are currently working on its development. Please address the intellectual property protection, if any, you intend to seek for your system.

Measuring Economic Value of our Products, page 8

20. Please disclose the purpose of your "dual-layer qualitative method" to measure the economic activity generated by each household portal as well as the household network. Explain how you intend to use such information.

Competition, page 8

21. Please expand your disclosure to further explain how your technology will be different than existing online advertising and marketing for local businesses. Explain your use of the term "multi-task options." Please also disclose the types of incentives you intend to offer businesses to advertise or distribute their products and services through your network.

Potential Customers, page 9

22. Please expand your disclosure to quantify the "substantial revenue" you will need before expanding your operations.

Risk Factors, page 10

23. Please include a risk factor addressing your inability to attract an audit committee financial expert as well as your lack of audit committee and independent directors.

24. Please include a risk factor addressing management's conclusion that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010.

25. Please include a risk factor regarding your dependence on Mr. Londe and clarify whether he is devoting all of his time to this business.

"Our success depends on continuing to hire and retain qualified personnel…," page 12

26. We note your reference to your "management team and key employees" as well as your dependence on your technical personnel. Please reconcile this statement with the disclosure on page nine indicating that you have no other full time or part time employees.

Liquidity and Capital Resources, page 14

27. We note that your business plan calls for rapid expansion as well as your expectation on page 15 that you will incur a minimum of $100,000 in expenses during the next twelve months. Please supplement your disclosure with a more detailed discussion of your anticipated capital needs in both the short and long term. Please note that we consider long-term to be the period in excess of one year. Among other considerations, your discussion should touch upon the costs associated with (i) developing your products, (ii) hiring additional personnel, and (iii) marketing your

products as discussed on pages six and seven. Please quantify and indicate the timing of these expected costs to the extent practicable.

Going Concern, page 15

28. Please revise your disclosure to provide more details about management's viable plans to overcome your financial difficulties.

Background and Business Experience, page 17

29. Please identify with more specificity the role Mr. Londe has played as a "business consultant" from 2009-1010 and identify the companies to whom he provided this service. See Item 401(e)(1) of Regulation S-K.

30. Please clarify whether Mr. Londe is currently being paid his monthly salary of $2,000.

Recent Sales of Unregistered Securities, page 22

31. Please provide a more detailed cross reference to the "previously reported" sales you reference.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Plowgian, Attorney-Advisor, at 202-551-3367 or Celeste Murphy, Legal Branch Chief at 202-551-3257 with any questions.

Sincerely,
/s Celeste Murphy, for

Larry Spirgel
Assistant Director